ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 | A Publicly Listed Company

EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

Summarized voting map sent by the Registrar and Transfer of Shares Agent

According to CVM Resolution Nº 81/22, **Itaú Unibanco Holding S.A.** ("Company") discloses the summarized voting map that consolidates the voting instructions received from the underwriter and transfer of shares agent, identifying the number of approvals, rejections and abstentions in each item presented in the remote voting form received on the matters submitted for the resolution of the Extraordinary General Stockholders' Meeting to be exclusively held online on June 26, 2024, 16:00 p.m., with the purpose to:

Item	Description	Voting	Number of shares	% over total voting
1	Resolve on the "Protocol and Justification" in which the terms and conditions of the merger of Hipercard Banco Múltiplo S.A. into the Company are established, as of the date base of December 31, 2023:	Approve	29,281,894	100.00%
		Reject	-	-
		Abstain	-	-
2	Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda. - PwC as the expert firm to be responsible for preparing the appraisal report on the book net worth of Hipercard Banco Múltiplo S.A. to be merged into the Company:	Approve	29,281,894	100.00%
		Reject	-	-
		Abstain	-	-
3	Resolve on the appraisal report, based on the balance sheet of Hipercard Banco Múltiplo S.A. as of December 31, 2023:	Approve	28,875,163	98.61%
		Reject	-	-
		Abstain	406,731	1.39%
4	Resolve on the merger of Hipercard Banco Múltiplo S.A. into the Company, with no increase in the Company's capital stock, in accordance with the "Protocol and Justification":	Approve	29,281,894	100.00%
		Reject	-	-
		Abstain	-	-
5	Authorize the Company's management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions:	Approve	29,281,894	100.00%
		Reject	-	-
		Abstain	-	-
6	Amend the Companys Bylaws, so that in Article 9, item 9.1, the maximum number of members of the Board of Officers is changed, which will now be composed of five (5) to fifty (50) members:	Approve	29,281,894	100.00%
		Reject	-	-
		Abstain	-	-
7	Consolidate the Bylaws to reflect the amendment mentioned in the preceding item:	Approve	29,281,894	100.00%
		Reject	-	-
		Abstain	-	-

São Paulo-SP, June 24, 2024.

RENATO LULIA JACOB

Group Head of Corporate Strategy, Investor Relations and Corporate Development